Exhibit 99.3

Notice of 2022 annual meeting of common shareholders and notice of availability of meeting materials

Notice of meeting

The health and safety of our shareholders, employees, clients and communities is a top priority. While we would prefer to hold an in-person annual meeting with appropriate health and safety protocols in place, we may consider holding a virtual-only meeting in the event of changes in public health restrictions due to the unpredictable nature of the COVID-19 pandemic and potential protocols recommended by public health officials or our Chief Medical Director.

When	Business of the meeting
Thursday, April 7, 2022 9:30 a.m. (Eastern Time)	At the meeting, shareholders will:

Where

Via live webcast online:

at https://web.lumiagm.com/405804440

Password: rbc2022 (case sensitive)

In person:

Metro Toronto Convention Centre

255 Front Street West, Toronto, Ontario

North Building, Constitution Hall

Please visit our website at rbc.com/investorrelations in advance of the meeting for the most current information about attending the meeting.

You should allow at least 15 minutes to check into the online meeting and complete the related registration.

See pages 10 and 11 of the 2022 management proxy circular (circular) for detailed information on how to attend the meeting.

Receive our financial statements for the year ended October 31, 2021 and the related auditor’s reports in our 2021 annual report (see page 7 of the circular)
Elect directors (see page 7 and pages 13 to 21 of the circular)
Appoint our auditor (see pages 7, 46 and 47 of the circular)
Have a say on our approach to executive compensation (see page 7 and the Executive compensation section, pages 51 to 93 of the circular)
Consider the shareholder proposals set out in Schedule A of the circular that are properly introduced at the meeting, and
Transact any other business that may properly come before the meeting.

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver our circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that instead of receiving a paper copy of the circular and the annual report (the meeting materials), you are receiving this notice, which explains how to access these materials online. You will also find on the back of this notice information on how to request paper copies of the meeting materials if you prefer.

You will find enclosed a form of proxy or a voting instruction form so you can vote your shares.

How to access the meeting materials

∎ On the Computershare Trust Company of Canada (Computershare) website: www.envisionreports.com/RBC2022

∎ On our website: rbc.com/investorrelations

∎ On SEDAR: sedar.com

∎ On EDGAR: sec.gov/edgar.shtml

Notice-and-access is environmentally friendly as it reduces paper and energy consumption.

How to vote

There are two ways you can vote: by proxy or at the meeting either online or in person.

Unless you intend to vote at the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so your RBC common shares are represented at the meeting. Computershare, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday April 5, 2022.

You will not receive another form of proxy or voting instruction form. Please retain your current one to vote your shares.

If you wish to attend and vote at the meeting, there are additional steps you MUST take.

Please refer to pages 8 to 10 of the circular for detailed information on how to vote.

We encourage you to read the circular before voting.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the circular was filed on SEDAR as follows:

Before the meeting		After the meeting
Non-registered (beneficial) shareholders	Visit proxyvote.com or call 1-877-907-7643 (Canada/U.S.) or 303-562-9305 (International) and enter the 16-digit control number located on your voting instruction form.	Call 1-866-964-0492 (Canada/U.S.) or 514-982-8714 (International) or write to service@computershare.com with the following subject line: RBC – Request for meeting material.
Registered shareholders	Call 1-866-962-0498 (Canada/U.S.) or 514-982-8716 (International) and enter your 15-digit control number located on your form of proxy.

In order to receive the meeting materials in advance of the voting deadline and meeting date, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 21, 2022. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

Who to contact if you have questions about notice-and-access or about the meeting

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

Sign up for eDelivery

You can receive shareholder materials, including this notice as well as the form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

® / ™ Trademark(s) of Royal Bank of Canada.	125847 (02/2022)